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[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

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				       Three Months Ended	Six Months Ended
                                       June 30,			June 30,
                                 1999	     1998	 1999		    1998
                              ___________	_________	________	________
Basic EPS
Average shares outstanding	 4,298,351	4,225,851	4,225,851	4,225,851
Net Income			     	  $346,787	 $411,899	 $453,774	 $419,698
Net Income per common share     $.08        $.10         $.11	     $.10
Dilutive EPS
Average shares outstanding      4,298,351	4,225,851	4,298,351	4,225,851
Effect of dilutive securities	     58,052	  210,991	   64,750 	   188,650
Total average shares outstanding4,356,403 4,436,842	4,363,101	4,414,501
Net earnings			   $346,787  $411,899	 $453,774	 $419,698
Net income per diluted share         $.08	     $.09	 $    .10	    $ .10


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